UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________   ________________________ August 2002

BROCKTON CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7

Executive Offices

1	.	Press Releases: 9/16/2002; 12/6.2002; 12/19/2002

2	.	Form 51-901F Quarterly and Year-End Report/Financial Statements:
Fourth Quarter Ended 4/30/2002, dated 9/17/2002
First Quarter Ended 7/31/2002, dated 9/30/2002
Second Quarter Ended 10/31/2002, dated 12/30/2002

3	.	Notice of the Meeting and Record Date, dated 8/9/2002
4	.	Notice of Meeting, dated 9/17/2002
5	.	Management Proxy/Information Circular, dated 9/17/2002
6	.	Form of Proxy, dated 9/17/2002

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx    Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 0-49760

(Registrant)

Date: January 23, 2003	By /s/	Kevin R. Hanson

Kevin R. Hanson, President/CEO/Director

     Brockton Capital Corp.
604 - 750 West Pender Street.
Vancouver, B.C.
V6C 2T7

PRESS RELEASE

BROCKTON TO ACQUIRE CYBERHAND TECHNOLOGIES INC.

Vancouver, September 16, 2002 – Brockton Capital Corp. (TSX VEN:BKC) (“Brockton”) is pleased to announce that on September 4, 2002 it signed a letter of intent to acquire all of the common shares of Cyberhand Technologies Inc. (“Cyberhand” or the “Company”) by way of a share exchange transaction (the “Transaction”). The proposed Transaction will serve as Brockton’s qualifying transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”)

Cyberhand, privately incorporated in Alberta with operations in Fernie, British Columbia, is a company with a focus on the development of new technologies specific to consumer electronics. The Company is in the process of commercializing ergonomically designed faster computer hardware components, primarily game and digital controllers, a sophisticated pointer or mouse product line and related peripherals such as keyboards, cameras and scanners. The products are patent protected. Over $1.0 million (unaudited) has been incurred on research and development expenses and on completion of the engineering specifications required to take the initial controller and mouse products to production. Cyberhand plans to originally manufacture its product lines in Canada by way of outsourcing to an electronics production company and market and distribute primarily through a leading electronics distributor based in the United States.

Cyberhand’s products are targeted at various markets. With respect the controller, branded under the Cyberhand X name, this product will be marketed to dedicated computer gaming enthusiasts that are purchasing increasingly more complex games that demand faster and multiple inputs. For example, independent tests have demonstrated that a player of the latest generation of Doom, one of the most popular computer games, can increase his/her score by up to 40% using the Cyberhand X Controller. Also, high-end mice and joysticks are becoming so accurate that they are increasingly replacing graphics digitizer tablets in certain commercial and military applications including AutoCAD. The Cyberhand V Series, the Company’s mouse product offering, provides the computer user with significantly increased efficiencies and is targeted to capture the above noted demand from more sophisticated purchasers. For further information regarding Cyberhand, please visit the Company’s website at www.cyberhand.com

Under the terms of the letter of intent, Brockton has agreed to issue:
a)	7.0 million common shares from its treasury at a deemed price of $0.20 per share in exchange for 100% of the currently outstanding shares of Cyberhand; and
b)
Up to a maximum of 1.25 million common shares from its treasury in exchange for 100% of the shares issued under a bridge equity financing based upon the following formula: gross proceeds from the bridge equity financing divided by $0.40 per share.

In conjunction with closing, scheduled for no later then March 31, 2003, Brockton’s Seed Escrow Shareholders intend to sell to the directors and principal shareholders of Cyberhand 75% of the 2,250,000 outstanding Seed Escrow Shares of Brockton at a price of $0.10 per share. Also in conjunction with closing, Brockton will establish a stock option plan to issue up to a total of 20% of the issued and outstanding common shares to be made available to directors, officers, management, employees and consultants, subject to the policies of the TSX. Following the closing of the proposed transaction, certain members of the board of directors may resign and be replaced by members of the board of directors of Cyberhand. The Cyberhand acquisition is an arms length transaction. A finders fee is payable to Charles M.H. Stone and Brad Kitchen upon closing and receipt of TSX approval.

Brockton has advanced a bridge loan to Cyberhand in the amount of $25,000 which was advanced upon signing the letter of intent. Contemporaneously with the closing of the Transaction, it is anticipated that a financing of $1,500,000 will be raised through an additional equity financing in Brockton, the terms of which will be announced later. Proceeds of the financing will be used to further the development and commercialization of Cyberhand’s technologies, as well as for marketing and for general working capital purposes. Cyberhand is currently raising additional equity financing of up to $500,000 by way of a private placement.

Brockton To Acquire Cyberhand Technologies Inc.	September 16, 2002

The transactions contemplated in the above mentioned letter of intent are subject to formal documentation and other conditions precedent for the benefit of each party including formal approval of the majority of the minority shareholders of Brockton, approval of the TSX Venture Exchange, and satisfactory completion of due diligence reviews by Brockton and Cyberhand. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

It is the intention that trading in the shares of Brockton will remain halted until a sponsor for the transaction has been secured.

The Principals of the resulting company and shareholders of Cyberhand will include the following:

Patrick Burke, Founder, President and Director
Patrick Burke lives in Fernie, British Columbia and has 17 years of experience in software development and system administration. In 1984 he obtained a degree in Computer Science and Electronics at Lakehead University in Thunder Bay, Ontario, Canada. He has worked as a systems administrator for a variety of companies (Dennisson Mines, Westar Mining and General Electric) over the past 10 years. In addition, Patrick has written software that supports geological 3D modeling systems for some of Western Canada’s top mines and has developed the voting software for the Reform Alliance Party of Canada (Preferential Balloting Software). Mr. Burke has received National Research Council grants in advanced computer imaging to further software development of software that converts raster pixel image files into vectorized image files, a key requirement in 3D development and CNC tooling applications. His latest project was to create a new admissions student/course selection program for the Political Science department at Queens University.

Michael Burke, VP Operations and Director
Michael Burke, who lives in Vermilion Bay, Ontario, has utilized his background in electrical engineering and corporate management to manage the technological integration, finance, project and corporate development of Cyberhand. He previously founded Ameritec Inc., a technology company that he built into a multi-million dollar enterprise employing over forty people that developed internet security software. This technology was used to successfully protect many applications including Core States Bank’s High Net Worth Investment Café. In addition Mr. Burke, through his company Directions Canada, represented and processed all reservations for a period of two years for the Province of Saskatchewan’s Tourism Department and the tourism departments of some foreign countries. He was an honored member of the 1997 Edition of Who’s Who and recognized among top executives in North America for his work in investment management related to a family trust. Further, Mr. Burke’s ownership in Cyberhand and those of his immediate family, are held via Starcom Technologies Inc., incorporated in Vermilion Bay, Ontario.

Cyberhand is currently in discussions with several individuals to add to its Board of Directors and management team to augment the management and advisory infrastructure currently in place.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

For further information, please contact:
Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or
Patrick Burke, President and Director of Cyberhand at 250.423.7787.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Kevin R. Hanson ”
______________________________________
Kevin R. Hanson
President, Director

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the content of this press release.

Brockton Capital Corp.
604 - 750 West Pender Street.
Vancouver, B.C.
V6C 2T7

PRESS RELEASE

BROCKTON QUALIFYING TRANSACTION UPDATE

Vancouver, December 5, 2002 – Brockton Capital Corp. (TSX VEN: BKC) (“Brockton”) is pleased to provide the following update on the previously announced proposed Qualifying Transaction (the “Transaction”) between Brockton and Cyberhand Technologies Inc (“Cyberhand” or the “Company”). On September 16, 2002, Brockton announced it signed a letter of intent to acquire all of the common shares of Cyberhand by way of a share exchange transaction (the “Transaction”). The proposed Transaction, if completed, will serve as Brockton’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”)

Cyberhand is in the process of commercializing computer peripheral equipment, primarily high performance and ergonomically designed game controllers and pointer or mouse product lines. Since the announcement of the Transaction, Cyberhand is continuing to advance its operations so as to bring its products to market. In this regard the initial prototypes for three (3) products are nearing completion. These prototypes will be used to finalize consumer feedback and solicit conditional sales orders. In preparation for potential sales orders, the Company is currently in the process of tendering its manufacturing, assembly and distribution contracts. Cyberhand anticipates entering into these contracts early in the new year. In addition, organization of the Sales and Marketing team is nearing completion so that when the product prototypes are available, there will be little delay getting Cyberhand’s products to key distribution and retail partners in an effort to capture initial sales. Also, some of Cyberhand’s senior management and a principal of Brockton visited the recent COMDEX Exhibition (November 18 to 22, 2002) to assess current market conditions as they relate to Cyberhand’s business. As a result of this due diligence, Cyberhand is even more confident that its business plan will be validated as there appears to be strong market demand for its unique product lines. For further information regarding Cyberhand, please visit the company’s website at www.cyberhand.com.

Kingsdale Capital Markets Inc. (“Kingsdale”), subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the Transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the Transaction or the likelihood of completion. Brockton is proceeding with a request to the TSX Venture Exchange that trading in its shares be reinstated at the earliest time possible.

Pursuant to an Agency Agreement between Kingsdale and Brockton, the parties to the agreement are working to raise additional equity financing of up to $500,000 by way of a private placement in Cyberhand in advance of a Short Form Offering in Brockton, the terms of which have not been finalized.

The terms of the Transaction have not been altered in any significant way since the initial news release of September 16, 2002. The completion of the Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and majority of the minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

For further information, please contact:
Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

ON BEHALF OF THE BOARD OF DIRECTORS

“Kevin R. Hanson”

Kevin R. Hanson
President, Director

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the content of this press release

Brockton Capital Corp.
604 - 750 West Pender Street.
Vancouver, B.C.
V6C 2T7

PRESS RELEASE

BROCKTON CORPORATE UPDATE

VANCOUVER, DECEMBER 18, 2002 – BROCKTON CAPITAL CORP. (TSX VEN:BKC) (“Brockton”) is pleased to provide the following update on the previously announced proposed Qualifying Transaction (the “Transaction”) between Brockton and Cyberhand Technologies Inc (“Cyberhand” or the “Company”).

Cyberhand is in the process of commercializing computer peripheral equipment, primarily high performance and ergonomically designed game controllers and pointer or mouse product lines. Since the announcement of the Transaction, Cyberhand is continuing to advance its operations so as to bring its products to market. In this regard the initial prototypes for three (3) products are nearing completion. These prototypes will be used to finalize consumer feedback and solicit conditional sales orders. For further information regarding Cyberhand, please visit the company’s website at www.cyberhand.com.

With respect to the production of the above mentioned prototypes, and further to the recent December 5, 2002 press release, Brockton, subject to approval by the TSX Venture Exchange, has agreed to advance $35,000 by way of a secured loan to Cyberhand, as per TSX Venture Exchange Policy 2.4 Section 8.5 (a).

Further to the September 16, 2002 Press Release announcing the Transaction, Brockton and Cyberhand are pleased to announce the proposed Board of Directors of Brockton to be confirmed upon completion of the transaction;

  Patrick Burke (proposed Chairman, President and Director)
  Kevin Hanson (Director)
  Brad Kitchen (proposed CFO, Secretary and Director)
  Michael Weingarten (Director)

Mr. Hanson and Mr. Weingarten are currently on the Board of Directors of Brockton. Mr. Burke as previously mentioned in the September 15, 2002 press release, is the founder of Cyberhand Technologies and will assume the role of Chairman, President and Director upon Close of the transaction. Mr. Kitchen who is the proposed CFO, Director and Secretary, currently advises small to medium sized companies on corporate finance issues. These topics range from day-to-day working capital allocation to obtaining access and providing ongoing management of a company’s funding requirements via the public and private capital markets. Mr. Kitchen graduated with an MBA from McGill University in Montreal, Quebec in June of 1987. Prior to receiving his MBA, Mr. Kitchen obtained a B.Ap.Sc. (Civil Engineering) from the University of British Columbia. After graduating from McGill University, Mr. Kitchen became a financial product oriented Investment Banker. Specific experience in this area included foreign and domestic debt markets, cross-border financings, asset-backed securities, derivatives and interest rate sensitive equity products. This experience was obtained over an eleven-year period where he was employed in Toronto, Ontario as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc. For the past four years, Mr. Kitchen has been a Corporate Finance Consultant in Vancouver, British Columbia, Canada.

As a result of the recent shift of some of Cyberhand’s operations to Vancouver, Mr. Michael Burke will not become the VP Operations as stated in the September 16, 2002 Press Release. Cyberhand is continuing to interview candidates to add to its management team and Advisory board.

The completion of the Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and majority of the minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

For further information, please contact:
Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

ON BEHALF OF THE BOARD OF DIRECTORS

“Kevin R. Hanson”

Kevin R. Hanson
President, Director

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the content of this press release.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2002

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,
Brockton Capital Corp.
(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2002 and 2001 and the statements of operations, stockholders’ equity and cash flows for the years then ended and for the period February 8, 2000 (Date of Incorporation) to April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended and for the period February 8, 2000 (Date of Incorporation) to April 30, 2002, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada	“Morgan & Company”
September 4, 2002	Chartered Accountants

BROCKTON CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS
April 30, 2002 and April 30, 2001
(Stated in Canadian Dollars)

	April 30,	April 30,
	2002	2001
ASSETS

Current
Cash and cash equivalents	$344,515	$161,131
Accounts receivable	6,494	525

	351,009	161,656
Deferred finance charges	-	25,223

	$351,009	$186,879

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 4	$11,693	$16,095

SHAREHOLDERS’ EQUITY

Share Capital – Note 3	371,592	168,750
Retained earnings (deficit)	(32,276)	2,034

	339,316	170,784

	$351,009	$186,879

Nature and Continuance of Operations – Note 1
Commitments – Note 3
Subsequent Event – Note 7

APPROVED BY THE DIRECTORS:

“Terry Amisano”	, Director	“Kevin Hanson”	, Director

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended April 30, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2002
(Stated in Canadian Dollars)

			February 8, 2000
			(Date of
	Years ended		Incorporation) to
	April 30,		April 30,
	2002	2001	2002

Administrative Expenses
Accounting, audit and legal – Note 4	$20,273	$2,250	$22,523
Consulting fees	6,600	-	6,600
Equipment rental – Note 4	4,000	-	4,000
Filing fees	35	360	395
Interest and bank charges	227	257	596
Office supplies – Note 4	2,000	-	2,000
Promotion	467	-	467
Rent – Note 4	6,000	-	6,000
Transfer agent fees	4,531	250	4,781
Travel	-	1,913	1,913

Loss before other item	(44,133)	(5,030)	(49,275)
Interest income	9,823	6,327	16,999

Net income (loss) for the year	$(34,310)	$1,297	$(32,276)

Basic and diluted loss per share	$(0.01)	$0.00

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2002
(Stated in Canadian Dollars)

			February 8, 2000
			(Date of
	Years ended		Incorporation) to
	April 30,		April 30,
	2002	2001	2002

Operating Activities
Net income (loss) for the year	$(34,310)	$1,297	$(32,276)
Changes in non-cash working capital items
related to operations:
Accounts receivable	(5,969)	(525)	(6,494)
Accounts payable and accrued liabilities	(4,402)	16,095	11,693
Due to shareholders	-	(15,404)	-

Cash provided by (used in) operating activities	(44,681)	1,463	(27,077)

Financing Activities
Share issue costs	(47,560)	(21,723)	(72,783)
Proceeds from shares issued	275,625	168,750	444,375

Cash provided by financing activities	228,065	147,027	371,592

Increase in cash and cash equivalents during the
period	183,384	148,490	344,515

Cash and cash equivalents at the beginning of the
period	161,131	12,641	-

Cash and cash equivalents at the end of the
period	$344,515	$161,131	$344,515

Supplemental disclosure of cash flow
information:
Cash paid for:
Interest	$-	$-	$-

Income taxes	$-	$-	$-

Cash and cash equivalents consist of:
Cash	$19,515	$21,131	$19,515
Term deposits	325,000	140,000	325,000

	$344,515	$161,131	$344,515

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2002
(Stated in Canadian Dollars)

			Retained
			Earnings
			(Deficit)
			Accumulated
	Common Stock		during the
	Number of		Development
	Shares	Amount	Stage	Total

Balance, February 8, 2000
(Date of Incorporation)	-	$-	$-	$-

Net income for the period	-	-	737	737

Balance, April 30, 2000	-	-	737	737

Cash received from share issuances
at $0.075 per share	2,250,000	168,750	-	168,750

Net income for the year	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	2,034	170,784

Cash received from share issuances
at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	(72,783)

Net loss for the year	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	$371,592	$(32,276)	$339,316

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2002

Note 1	Nature and Continuance of Operations

The Company is in the development stage and is classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX”) Policy 2.4.

The Company’s continued operations as intended are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a Qualifying Transaction (as defined). The Company is required to complete its Qualifying Transaction (as defined) by February 27, 2003, which is 18 months from its listing on the TSX. The acquisition will be subject to shareholder and regulatory approval. Subsequent to April 30, 2002, the Company has entered into a Letter of Intent as a qualifying transaction (Note 7).

These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through the process of forced liquidation.

The Company’s fiscal year was changed from December 31 to April 30, effective with the period ended April 30, 2001. The period ended April 30, 2001 has been restated from the previously reported four months ended April 30, 2001 to the year ended April 30, 2001.

Note 2	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. Except as disclosed in Note 8, these financial statements conform in all respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

(a)	Organization

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.Columbia on February 8, 2000.

(b)	Cash and Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 2

Note 2	Significant Accounting Policies– (cont’d)

	(c)	Deferred Finance Charges

Deferred finance charges consist of costs incurred in respect to a financing by the Company. The costs will be charged against the share capital proceeds upon completion of the financing.

	(d)	Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic loss per share are computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

	(e)	Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

	(f)	Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 3

Note 2	Significant Accounting Policies – (cont’d)

	(g)	Stock-based Compensation Plan

The Company has approved share purchase options which are detailed in Note 3. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Note 3		Share Capital

Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

	April 30, 2002		April 30, 2001

Common shares Issued:	Number	$	Number	$

Balance, beginning of year	2,250,000	168,750 -	2,250,000	168,750
For cash
- pursuant to initial public
offering at $0.15 per share	1,750,000	262,500 -	-	-
Less: share issue costs	-	(72,783)	-	-
- pursuant to options exercised
at $0.15 per share	87,500	13,125	-	-

Balance, end of year	4,087,500	371,592	2,250,000	168,750

Shares issue costs consist of the following:

Commission	$26,250
Brokerage fees	7,000
Legal fees	30,433
Filing fees	6,500
Other	2,600
$72,783

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 4

Note 3	Share Capital – (cont’d)

Escrow Shares:

At April 30, 2002, there were 2,252,000 common shares of the Company held in escrow. Subject to Section 11(5) of Policy 2.4 of the TSX, after the completion of the Company’s Qualifying Transaction as required under the requirements of the British Columbia Securities Commission, Alberta Securities Commission and the TSX, the escrow shares will be released pro rata to the escrow shareholders as follows:

i) 10% upon final exchange approval to a qualifying transaction by the Company;

ii) 15% six months following the initial release;

iii) 15% twelve months following the initial release;

iv) 15% eighteen months following the initial release;

v) 15% twenty-four months following the initial release;

vi) 15% thirty months following the initial release; and

vii) 15% thirty-six months following the initial release.

Note 3	Share Capital– (cont’d)

Commitments:

Stock-based Compensation Plan

The Company has granted directors, officers and the Agent of Initial Public Offering common share purchase options. Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.

	April 30, 2002		April 30, 2001

		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and
exercisable at beginning of year	400,000	$0.15	360,000	$0.15
Granted	175,000	$0.15	400,000	$0.15
Cancelled	-	-	(360,000)	$0.15
Exercised	(87,500)	$0.15	-	-

Options outstanding and
exercisable at end of year	487,500	$0.15	400,000	$0.15

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 5

Note 3	Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan– (cont’d)

At April 30, 2002, directors and officers of the Company and the Agent of the Initial Public Offering held the 487,500 common share purchase options outstanding. Each option entitles the holder to purchase one share at $0.15 each. 400,000 options are exercisable on or before August 28, 2006 and 87,500 are exercisable on or before February 27, 2003.

Note 4	Related Party Transactions

During the years ended April 30, 2002 and 2001, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	2002	2001

Accounting fees	$13,292	$-
Office rental	6,000	-
Office supplies	2,000	-
Equipment rental	4,000	-

	$25,292	$-

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in accounts payable at April 30, 2002 is $8,997 (2000: $Nil) due to a partnership controlled by two directors of the Company.

Note 5	Corporation Income Tax Losses

At April 30, 2002, the Company has accumulated non-capital losses totaling $52,035 which are available to reduce taxable income in future taxation years. These losses expire as follows:

2007	$420
2008	2,748
2009	48,867

$52,035

The future income tax asset related to these losses have not been recorded in the financial statements as it is more likely than not that the assets will not be realized and a full valuation allowance has been made.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 6

Note 6	Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. On completion of the Company’s initial public offering on August 1, 2001, deferred finance charges of $72,783 were reclassified and are presented as an offset to share capital. This transaction has been excluded from the cash flow statements.

Note 7	Subsequent Event

By a Letter of Intent dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common sharers of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at $0.40 per share. The Company has advanced $25,000 to the private company pursuant to a promissory note which bears interest at 10% per annum, is secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

Note 8	Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a)	Basic Earnings Per Share

Under Canadian GAAP, basic earnings per share are calculated as disclosed in Note 2 (d). Under Canadian GAAP, common shares held in escrow are included in the calculation while under US GAAP; escrowed common shares are excluded in the calculation. 2,252,000 (April 30, 2001: 2,250,000) common shares held in escrow have been excluded for calculating basic earnings per share under US GAAP.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Financial Statement
April 30, 2002 and 2001 – Page 7

Note 8	Differences between Canadian and United States Accounting Principles – (cont’d)

	b)	Stock-based Compensation

The Company grants stock options at exercise prices equal to the market value of the Company’s stock at the date of the grant. No market value was available at the date of the grant and the price was equal to the offering price on the Company’s Initial Public Offering. Pursuant to APBO No. 25, no compensation expense is recognized in this circumstance. Under SFAS No. 123, if the Company elects to follow APBO No. 25, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options using a fair value method. As the Company’s shares were not trading on a public exchange, the fair value of the stock option is not determinable and no compensation expense is presented on a pro-forma basis.

The impact of the above on the financial statements is as follows:

			February 8,
			2000 (Date of
	Years ended		Incorporation)
	April 30,		To April 30,
	2002	2001	2002

Net income (loss) per Canadian and US
GAAP	$(34,310)	$1,297	$(32,276)

Basic and diluted loss per share as reported
per Canadian GAAP	$(0.01)	$0.00

Effect of escrow shares-Note 7(a)	$(0.01)	$0.00

Basic and diluted loss per share as reported
per US GAAP	$(0.02)	$0.00

Weighted average number of share
outstanding per US GAAP	1,363,542	-

BROCKTON CAPITAL CORP.
QUARTERLY REPORT – FORM 51
for the year ended April 30, 2002

Schedule A:		Financial Information
– See financial information attached

Schedule B:		Supplementary Information

1	.	Analysis of expenses and deferred costs:
– See financial information attached

2	.	Related party transactions:
– See Note 4 to the financial statements

3	.	Summary of securities issued and options granted during the year:
(a) Summary of securities issued during the year:

Issue	Type			Total Cash	Commission
Date	of Issue	Quantity	Price	Proceeds	Paid

Aug.14/01	Initial Public	1,750,000	$0.15	$262,500	$26,250
	Offering
Sept.26/01	Agent’s options	87,500	$0.15	$13,125	-
	exercised

(b)Summary of options granted during the period: Nil

4	.	Summary of securities as at the end of the reporting period

a) Authorized
– See Note 3 to the financial statements

b) Number and recorded value of shares issued and outstanding
– See Note 3 to the financial statements

c) Summary of options, warrants and convertible securities outstanding.
– See Note 3 to the financial statements

d) Total number of shares in escrow
– See Note 3 to the financial statements

5	.	List of Directors and Officers: Kevin Hanson, President, CEO and Director
Terry Amisano, Director
Michael Weingarten, Director
Brian Hanson, CFO and Secretary

Schedule C:		Management Discussion
– See attached

BROCKTON CAPITAL CORP.
QUARTERLY REPORT - FORM 51
for the year ended April 30, 2002

Schedule C:        Management Discussion

Nature of Business

During the fiscal year ended April 30, 2002, the Company’s activity was primarily related to the completion of the Company’s initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange (“TSX”), formerly the Canadian Venture Exchange. Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

Subsequent to August 27, 2001 and currently, the Company’s principle business is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company is required to complete an acquisition on or before February 27, 2003. At April 30, 2002, the Company did not have business operations or assets other than cash. However, subsequent to April 30, 2002, the Company has signed a Letter of Intent in respect to the acquisition of a business (see Subsequent Event).

Discussion of Operations and Financial Condition

Operations during the year ended April 30, 2002 were primarily related to the completion of the Company’s initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX. The material contracts entered into during the year, as disclosed in the initial public offering prospectus, were an escrow agreement, stock option agreements, registrar and transfer agent agreement and agency agreement. The Company incurred costs related to the initial public offering, which were deferred and detailed in Note 3 to the financial statements. There were no investor relations arrangements entered into during the year. There were no transactions with related parties other than office rent charges ($6,000), equipment rent charges ($4,000), office supplies charges ($2,000) and accounting fees ($13,292). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year. The Company is currently conducting it’s principle business of identifying and evaluating potential Qualifying Transactions. As indicated above, subsequent to April 30, 2002, the Company has signed a Letter of Intent (see Subsequent Event).

At April 30, 2002 the Company had total working capital of $339,316. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Accounts receivable at April 30, 2002 includes $4,902 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $1,592.

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Brockton Capital Corp.
Quarterly Report - Form 51
for the year ended April 30, 2002 – Page 2

Financings, Principal Purposes and Milestones

Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. The proceeds were net of commissions ($26,250), brokerage fees ($7,000), legal fees ($30,433), filing fees ($6,500) and other miscellaneous costs ($2,600). These amounts were consistent with the disclosure in the initial public offering prospectus. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

Liquidity and Solvency

At April 30, 2002 the Company had total working capital of $339,316. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Event

By a Letter of Intent dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common sharers of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at $0.40 per share. The Company has advanced $25,000 to the private company pursuant to a promissory note which bears interest at 10% per annum, is secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

July 31, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
July 31, 2002 and April 30, 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	July 31,	April 30,
	2002	2002

ASSETS
Current
Cash and cash equivalents	$333,256	$344,515
Accounts receivable	9,611	6,494
	$342,867	$351,009

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 4	$7,578	$11,693

SHAREHOLDERS’ EQUITY

Share Capital – Note 3	371,592	371,592
Deficit	(36,303)	(32,276)
	335,289	339,316
	$342,867	$351,009

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
 (A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three months ended July 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended July 31,
	2002	2001

Administrative Expenses
Accounting, audit and legal fees – Note 4	$1,200	$-
Equipment rental – Note 4	1,500	-
Filing fees	500	-
Interest and bank charges	76	68
Office supplies – Note 4	750	-
Rent – Note 4	2,250	-
Transfer agent fees	539	-

Loss before other item	(6,815)	(68)
Interest income	2,788	1,399

Net income (loss) for the period	$(4,027)	$1,331

Basic and diluted loss per share	$(0.00)	$0.00

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three months ended July 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended July 31,
	2002	2001

Operating Activities
Net income (loss) for the period	$(4,027)	$1,331
Changes in non-cash working capital items
related to operations:
Accounts receivable	(3,117)	(89)
Accounts payable and accrued liabilities	(4,115)	(2,864)

Cash used in operating activities	(11,259)	(1,622)

Financing Activity
Share issue costs	-	(1,351)

Cash used in financing activities	-	(1,351)

Decrease in cash during the period	(11,259)	(2,973)

Cash and cash equivalents at the beginning of the period	344,515	161,131

Cash and cash equivalents at the end of the period	$333,256	$158,158

Cash and cash equivalents consists of:
Cash	$8,256	$18,158
Term deposits		140,000

	$333,256	$158,158

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

			Retained
			Earnings
			(Deficit)
			Accumulated
	Common Stock		during the
	Number of		Development
	Shares	Amount	Stage	Total

Balance, February 8, 2000
(Date of Incorporation)	-	$-	$-	$-

Net income for the period	-	-	737	737

Balance, April 30, 2000	-	-	737	737

Cash received from share issuances
at $0.075 per share	2,250,000	168,750	-	168,750

Net income for the year	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	2,034	170,784

Cash received from share issuances
at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	72,783)

Net loss for the year	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316

Net loss for the period	-	-	(4,027)	(4,027)

Balance, July 31, 2002	4,087,500	$371,592	$(36,303)	$335,289

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
July 31, 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the April 30, 2002 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s April 30, 2002 annual financial statements.

Note 2	Change in Accounting Policy

The Company has a stock-based compensation plan as disclosed in Note 3, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the “settlement method” of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after May 1, 2002.

Note 3	Share Capital

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
July 31, 2002 – Page 2
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management) – Page 2

Note 3	Share Capital– (cont’d)

	b) Common shares issued:	Number	$

	Balance, April 30, 2001	2,250,000	168,750
	For cash
	Initial public offering – at $0.15	1,750,000	262,500
	Less: share issue costs		(72,783)

	Agent’s share purchase options – at $0.15	87,500	13,125

	Balance, April 30, 2002 and July 31, 2002	4,087,500	371,592

	Share issue costs consist of the following:
	Commission		$26,250
	Brokerage fees		7,000
	Legal fees		30,433
	Filing fees		6,500
	Other		2,600

			$72,783

c) Escrow Shares:

At July 31, 2002, there were 2,252,000 common shares held in escrow. Subject to Section 11(5) of Policy 2.4 of The TSX Venture Exchange (the “TSX”), following the completion of the Company’s Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows :

a)	10% following the completion of the Qualifying Transaction;
b)	15% six months following the initial release;
c)	15% twelve months following the initial release;
d)	15% eighteen months following the initial release;
e)	15% twenty four months following the initial release;
f)	15% thirty months following the initial release;
g)	15% thirty six months following the initial release

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
July 31, 2002 – Page 3
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management) – Page 3

Note 3	Share Capital– (cont’d)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering. Detail of stock options for the interim period is as follows:

Three months ended July 31,
	2002		2001

		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercis-
able at beginning of period	487,500	$0.15	400,000	$0.15
Granted	-	-	-	-
Cancelled	-	-	-	-
Exercised	-	-	-	-

Options outstanding and
exercisable at end of period	487,500	$0.15	400,000	$0.15

At July 31, 2002, directors and officers of the Company and the Agent of the Initial Public Offering held the 487,500 common share purchase options outstanding. Each option entitles the holder to purchase one share at $0.15 each. 400,000 are exercisable by August 28, 2006 and 87,500 are exercisable by February 28, 2003.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
July 31, 2002 – Page 4
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management) – Page 4

Note 4	Related Party Transactions

During the interim period, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company.

	Three months ended July 31,
	2002	2001

Accounting fees	$1,200	$-
Equipment rental	1,500	-
Office supplies	2,250	-
Rent	2,250	-

	$7,200	$-

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in accounts payable at July 31, 2002 is $4,200 due to a partnership controlled by two directors of the Company.

Note 5	Subsequent Event

By a Letter of Intent dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common shares of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at $0.40 per share. The Company has advanced $25,000 to the private company pursuant to a promissory note which bears interest at 10% per annum and is secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

BROCKTON CAPITAL CORP.
QUARTERLY REPORT – FORM 51
for the three months ended July 31, 2002

Schedule A:		Financial Information
– See financial information attached

Schedule B:		Supplementary Information

1	.	Analysis of expenses and deferred costs:
– See financial information attached

2	.	Related party transactions:
– See Note 4 to the financial statements

3	.	Summary of securities issued and options granted during the year:

(a) Summary of securities issued during the year: Nil

(b)Summary of options granted during the period: Nil

4	.	Summary of securities as at the end of the reporting period

a) Authorized
– See Note 3 to the financial statements

b) Number and recorded value of shares issued and outstanding
– See Note 3 to the financial statements

c) Summary of options, warrants and convertible securities outstanding.
– See Note 3 to the financial statements

d) Total number of shares in escrow
– See Note 3 to the financial statements

5	.	List of Directors and Officers: Kevin Hanson, President, CEO and Director
Terry Amisano, Director
Michael Weingarten, Director
Brian Hanson, CFO and Secretary

Schedule C:		Management Discussion
– See attached

BROCKTON CAPITAL CORP.
QUARTERLY REPORT - FORM 51
for the three months ended July 31, 2002

Schedule C:      Management Discussion

Nature of Business

During the fiscal year ended April 30, 2002, the Company’s activity was primarily related to the completion of the Company’s initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange (“TSX”), formerly the Canadian Venture Exchange. Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

During the three months ended July 31, 2002, the Company’s principle business has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company is required to complete an acquisition on or before February 27, 2003. At July 31, 2002, the Company did not have business operations or assets other than cash. However, subsequent to July 31, 2002, the Company has signed a Letter of Intent in respect to the acquisition of a business (see Subsequent Event).

Discussion of Operations and Financial Condition

Operations during the three months ended July 31, 2002 were primarily related to identifying and evaluating potential Qualifying Transactions. As indicated above, subsequent to July 31, 2002, the Company has signed a Letter of Intent (see Subsequent Event). There were no investor relations arrangements entered into during the period. There were no transactions with related parties other than office rent charges ($2,250), equipment rent charges ($1,500), office supplies charges ($2,250) and accounting fees ($1,200). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.

At July 31, 2002 the Company had total working capital of $335,289. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Accounts receivable at July 31, 2002 includes $7,666 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $1,945.

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Brockton Capital Corp.
Quarterly Report - Form 51
for the three months ended July 31, 2002– Page 2

Financings, Principal Purposes and Milestones

Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. The proceeds were net of commissions ($26,250), brokerage fees ($7,000), legal fees ($30,433), filing fees ($6,500) and other miscellaneous costs ($2,600). These amounts were consistent with the disclosure in the initial public offering prospectus. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

Liquidity and Solvency

At July 31, 2002 the Company had total working capital of $335,289. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Event

By a Letter of Intent dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common sharers of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at $0.40 per share. The Company has advanced $25,000 to the private company pursuant to a promissory note which bears interest at 10% per annum, is secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

October 31, 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
October 31, 2002 and April 30, 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	(Unaudited)	(Audited)
	October 31,	April 30,
	2002	2002
ASSETS

Current
Cash and cash equivalents	$272,079	$344,515
Accounts receivable	6,621	6,494
Prepaid expenses	1,082	-
Note receivable – Note 5	25,000	-
	304,782	351,009
Advance on investment – Note 5	25,000	-
	$329,782	$351,009

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 4	$5,200	$11,693

SHAREHOLDERS’ EQUITY

Share Capital – Note 3	371,592	371,592
Deficit accumulated during the development stage	(47,010)	(32,276)
	324,582	339,316
	$329,782	$351,009

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
for the three and six months ended October 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended		Six months ended
	October 31,		October 31,
	2002	2001	2002	2001

General and Administrative Expenses
Accounting, audit and legal fees
– Note 4	$3,980	$6,820	$5,180	$6,820
Equipment rental – Note 4	1,500	-	3,000	-
Filing fees	1,170	-	1,670	-
Interest and bank charges	80	53	156	121
Office and miscellaneous – Note 4	1,368	1,967	2,118	1,967
Rent – Note 4	2,250	1,500	4,500	1,500
Transfer agent	1,326	852	1,865	852
Travel	1,208	-	1,208	-

Loss before other item	(12,882)	(11,192)	(19,697)	(11,260)
Other item
Interest income	2,175	2,673	4,963	4,072

Net loss for the period	(10,707)	(8,519)	(14,734)	(7,188)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended October 31, 2002 and 2001
(Unaudited – Prepared by Management)

	Three months ended		Six months ended
	October 31,		October 31,
	2002	2001	2002	2001

Operating Activities
Net loss for the period	$(10,707)	$(8,519)	$(14,734)	$7,188)
Changes in non-cash working capital
items related to operations:
Accounts receivable	2,990	(5,308)	(127)	(6,657)
Prepaid expenses	(1,082)	-	(1,082)	-
Note receivable	(25,000)	-	(25,000)	-
Accounts payable and accrued
liabilities	(2,378)	(12,990)	(6,493)	(14,595)

	(36,177)	(26,817)	(47,436)	(28,440)

Financing Activities
Deferred finance charges	-	(46,210)	-	(47,560)
Issuance of common shares	-	275,625	-	275,625

	-	229,415	-	228,065

Investing Activities
Advance on investment	(25,000)	-	(25,000)	-

Increase (decrease) in cash during the
period	(61,177)	202,598	(72,436)	199,625

Cash and cash equivalents, beginning
of period	333,256	158,158	344,515	161,131

Cash and cash equivalents, end of the
period	$272,079	$360,756	$272,079	$360,756

Cash and cash equivalents consist of:
Cash	$-	$-	$-	$-

Term deposits	$-	$-	$-	$-

Supplemental disclosure of cash flow
information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

Non-cash transaction – Note 6

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from February 8, 2000 (Date of Incorporation) to October 31, 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

			Retained
			Earnings
			(Deficit)
			Accumulated
	Common Stock		during the
	Number of		Development
	Shares	Amount	Stage	Total

Balance, February 8, 2000
(Date of Incorporation)	-	$-	$-	$-

Net income for the period	-	-	737	737

Balance, April 30, 2000	-	-	737	737

Cash received from share issuances
at $0.075 per share	2,250,000	168,750	-	168,750

Net income for the year	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	2,034	170,784

Cash received from share issuances
at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	(72,783)

Net loss for the year	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316

Net loss for the period	-	-	(14,734)	(14,734)

Balance, October 31, 2002	4,087,500	$371,592	$(47,010)	$324,582

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the April 30, 2002 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s April 30, 2002 annual financial statements.

Note 2	Change in Accounting Policy

The Company has a stock-based compensation plan as disclosed in Note 3, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the “settlement method” of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after May 1, 2002.

Note 3	Share Capital

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
October 31, 2002 – Page 2
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management) – Page 2

Note 3	Share Capital – (cont’d)

	b) Common shares issued:	Number	$

	Balance, April 30, 2001	2,250,000	168,750
	For cash
	Initial public offering – at $0.15	1,750,000	262,500
	Less: share issue costs		(72,783)

	Agent’s share purchase options – at $0.15	87,500	13,125

	Balance, April 30, 2002 and October 31, 2002	4,087,500	371,592

	Share issue costs consist of the following:
	Commission		$26,250
	Brokerage fees		7,000
	Legal fees		30,433
	Filing fees		6,500
	Other		2,600

			$72,783

c)	Escrow Shares:

At October 31, 2002, there were 2,252,000 common shares held in escrow. Subject to Section 11(5) of Policy 2.4 of The TSX Venture Exchange (the “TSX”), following the completion of the Company’s Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows :

a)	10% following the completion of the Qualifying Transaction;
b)	15% six months following the initial release;
c)	15% twelve months following the initial release;
d)	15% eighteen months following the initial release;
e)	15% twenty four months following the initial release;
f)	15% thirty months following the initial release;
g)	15% thirty six months following the initial release

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
October 31, 2002 – Page 3
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management) – Page 3

Note 3		Share Capital– (cont’d)

	d)	Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering. Detail of stock options for the interim period is as follows:

Six months ended October 31,
	2002		2001

		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercis-
able at beginning of period	487,500	$0.15	400,000	$0.15
Granted	-	-	-	-
Cancelled	-	-	-	-
Exercised	-	-	-	-

Options outstanding and
exercisable at end of period	487,500	$0.15	400,000	$0.15

At October 31, 2002, directors and officers of the Company and the Agent of the Initial Public Offering held the 487,500 common share purchase options outstanding. Each option entitles the holder to purchase one share at $0.15 each. 400,000 are exercisable by August 28, 2006 and 87,500 are exercisable by February 28, 2003.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
October 31, 2002 – Page 4
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management) – Page 4

Note 4	Related Party Transactions

During the interim periods, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company.

	Six months ended October 31,
	2002	2001
Accounting fees	$2,680	$-
Equipment rental	3,000	-
Office supplies	1,500	-
Rent	4,500	-

	$11,680	$-

These expenditures were measured by the exchange amount, which is the amount agreedupon by the transacting parties and are on terms and conditions similar to non-relatedentities.

Included in accounts payable at October 31, 2002 is $2,700 due to a partnership controlled by two directors of the Company.

Note 5	Commitment– Note 3

By a Letter of Intent dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common shares of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at $0.40 per share. The Company has advanced $25,000 to the private company pursuant to a promissory note which bears interest at 10% per annum and is secured by a general security agreement on the assets of the private company. In addition, subsequent to October 31, 2002, the Company advanced a further $35,000 to the private Company with the same terms as the aforementioned promissory note along with additional security of government grants and claims. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

Brockton Capital Corp.
(A Development Stage Company)
Notes to the Interim Financial Statement
October 31, 2002 – Page 5
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management) – Page 5

Note 5	Commitment – (cont’d)

The Company has also advanced $25,000 in respect to a sponsorship agreement for the acquisition noted above and has agreed to pay $5,000 per month to the sponsor for advisory and fiscal agent fees on a month-to-month basis.

Also subsequent to October 31, 2002, and in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

Note 6	Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. On completionof the company’s initial public offering on August 1, 2001, deferred finance charges of $72,783 were reclassified and are now presented as an offset to share capital. This transaction has been excluded from the cash flow statements.

BROCKTON CAPITAL CORP.
QUARTERLY REPORT – FORM 51
for the six months ended October 31, 2002

Schedule A:		Financial Information
– See financial information attached

Schedule B:		Supplementary Information

1	.	Analysis of expenses and deferred costs:
– See financial information attached

2	.	Related party transactions:
– See Note 4 to the financial statements

3	.	Summary of securities issued and options granted during the year:

(a) Summary of securities issued during the year: Nil

(b)Summary of options granted during the period: Nil

4	.	Summary of securities as at the end of the reporting period

a) Authorized
– See Note 3 to the financial statements

b) Number and recorded value of shares issued and outstanding
– See Note 3 to the financial statements

c) Summary of options, warrants and convertible securities outstanding.
– See Note 3 to the financial statements

d) Total number of shares in escrow
– See Note 3 to the financial statements

5	.	List of Directors and Officers: Kevin Hanson, President, CEO and Director
Terry Amisano, Director
Michael Weingarten, Director
Brian Hanson, CFO and Secretary

Schedule C:		Management Discussion
– See attached

BROCKTON CAPITAL CORP.
QUARTERLY REPORT - FORM 51
for the six months ended October 31, 2002

Schedule C:        Management Discussion

Nature of Business

During the fiscal year ended April 30, 2002, the Company’s activity was primarily related to the completion of the Company’s initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange (“TSX”), formerly the Canadian Venture Exchange. Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

During the six months ended October 31, 2002, the Company’s principle business has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company is required to complete an acquisition on or before February 27, 2003. At October 31, 2002, the Company had a signed a Letter of Intent in respect to the acquisition of a business and has, since September 4, 2002, been undergoing the due diligence review of this business.

By the aforementioned Letter of Intent, dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common sharers of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at $0.40 per share. The Company has advanced $25,000 to the private company pursuant to a promissory note which bears interest at 10% per annum, is secured by a general security agreement on the assets of the private company (see “Subsequent Events”). The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

The Company has also advanced $25,000 in respect to a sponsorship agreement for the acquisition noted above and has agreed to pay $5,000 per month to the sponsor for advisory and fiscal agreement fees on a month to month basis.

Discussion of Operations and Financial Condition

Operations during the six months ended October 31, 2002 were primarily related to identifying and evaluating potential Qualifying Transactions and due diligence in respect to the Letter of Intent noted above. There were no investor relations arrangements entered into during the period. There were no transactions with related parties during the six months ended October 31, 2002 other than office rent charges ($4,500), equipment rent charges ($3,000), office supplies charges ($1,500) and accounting fees ($2,680). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.

Brockton Capital Corp.
Quarterly Report – Form 51 f
or the six months ended October 31, 2002– Page 2

At October 31, 2002 the Company had total working capital of $299,582. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Accounts receivable at July 31, 2002 includes $6,621 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $3,849.

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. The proceeds were net of commissions ($26,250), brokerage fees ($7,000), legal fees ($30,433), filing fees ($6,500) and other miscellaneous costs ($2,600). These amounts were consistent with the disclosure in the initial public offering prospectus. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

Liquidity and Solvency

At October 31, 2002 the Company had total working capital of $299,582. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Events

On December 20, 2002, after receiving approval from the TSX on December 19, 2002, the Company advanced a further $35,000 to the private company pursuant to a promissory note dated December 11, 2002. This note bears interest at 10% per annum, is secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of Industrial Research Assistance Programs grants and Scientific Research and Experimental Development claims by the private company.

Also subsequent to October 31, 2002 and in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853     F: (604) 689-8144

August 9, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Company:	Brockton Capital Corp.
(Cusip 111718102)
Meeting:	Annual General Meeting
Mailing Record Date:	September 6, 2002
Voting Record Date:	September 6, 2002
Meeting Date:	October 17, 2002

If you require further information, please contact:

"Laurie Waddington"

Laurie Waddington
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Northwest Territory
cc: Nova Scotia Securities Commission	cc: Yukon Territory
cc: Ontario Securities Commission	cc: Nunavut
cc: TSX Venture Exchange

BROCKTON CAPITAL CORP. Annual General Meeting of Members to be held on October 17, 2002 Notice of Annual General Meeting and Information Circular September 6, 2002

BROCKTON CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

NOTICE OF GENERAL MEETING OF MEMBERS

     NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Brockton Capital Corp. (the “Company”) will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia on Thursday, October 17, 2002 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements for the year ended April 30, 2002 together with the auditor’s report thereon and consider resolutions to:

1	.	fix the number of directors of the Company for the ensuing year at three;
2	.	elect directors for the ensuing year;
3	.	appoint Morgan & Company, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and
4	.	transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or the adjournment thereof at which the proxy is to be used, then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Friday, September 6, 2002 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia the 6th day of September, 2002.

ON BEHALF OF THE BOARD

(signed) “Kevin R. Hanson”

President and Chief Executive Officer

BROCKTON CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

INFORMATION CIRCULAR
(as at September 6, 2002 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Brockton Capital Corp. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, October 17, 2002 (the “Meeting”), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business on Tuesday, October 15, 2002.

A proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended April 30, 2002 (the “Financial Statements”), together with the auditor’s report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor’s report thereon, are being mailed to the shareholders of record with this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company’s authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value of which 4,087,500 common shares are issued and outstanding and no preferred shares are issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at Friday, September 6, 2002 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

		Percentage of
Member	Number of Shares	Issued Capital

Terry Amisano	450,000	11.01%

Greg Burnett	450,000	11.01%

Alan G. Crawford	450,000	11.01%

Kevin R. Hanson	450,000	11.01%

Michael S. Weingarten	450,000	11.01%

CDS & Co.(1)	1,662,500	40.67%

(1)	The beneficial owner of shares held by depositories are not known to the directors or officers of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present (1)
KEVIN R. HANSON(2) North Vancouver, B.C. President, Chief Executive Officer and Director TERRY M. AMISANO(2) Burnaby, B.C. Director MICHAEL S. WEINGARTEN(2) Thornhill, Ontario Director	Chartered Accountant and partner at
Amisano Hanson, Chartered
Accountants

Chartered Accountant and partner at
Amisano Hanson, Chartered
Accountants

Director and Past Chief Executive
Officer of Commercial Consolidators
Corp.; Founder and President of
Complete Telemanagement Services
	Inc.	February 8, 2000 February 8, 2000 April 27, 2001	450,000 450,000 450,000

(1)	The information as to common shares beneficially owned or controlled has been provided by the nominees themselves. These shares are subject to escrow restrictions.

(2)	Member of the Company’s audit committee.

Advance notice of the Meeting was published in The Province newspaper on August 21, 2002 in accordance with section 111 of the Company Act (British Columbia). No nominations for directors have been received from the members of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There are presently two Executive Officers of the Company namely, Kevin R. Hanson (President and Chief Executive Officer) and Brian Hanson (Chief Financial Officer and Corporate Secretary). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen -sation ($)(2)
Kevin R. Hanson, President and Chief Executive Officer	2001 2000	Nil Nil	Nil Nil	Nil Nil	195,000 87,500	Nil Nil	Nil Nil	Nil Nil
Brian Hanson, Chief Financial Officer and Corporate Secretary	2001 2000	Nil Nil	Nil Nil	Nil Nil	10,000 10,000	Nil Nil	Nil Nil	Nil Nil

(1)
On August 3, 2000 and July 31, 2001, the Company granted incentive stock options which are exercisable until August 27, 2006 at $0.15 per share (5 years from the date of listing the shares on the TSX Venture Exchange Inc.). As no SARs have been granted, all references are to incentive stock options.

(2)	Office equipment, supplies, expenses and accounting fees totalling $25,292 were paid by the Company to a partnership controlled by two directors of the Company, one of whom is an Executive Officer.

Options and Stock Appreciation Rights (SARs)

The Company does not maintain a formal plan under which stock options are granted. Stock options are determined by the Company's directors and may only be granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange Inc. (the “Exchange”) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The following table sets forth stock options granted to Executive Officers during the most recently completed financial year:

     Option/SAR grants during the
most recently completed financial year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Kevin R. Hanson, President and Chief Executive Officer	195,000	48.75%	$0.15	$0.15(2)	August 27, 2006
Brian Hanson, Chief Financial Officer and Corporate Secretary	10,000	2.5%	$0.15	$0.15(2)	August 27, 2006

(1)	A total of 400,000 options was granted to directors, officers and employees.

(2)	The closing price of the Company’s shares on the Exchange on August 27, 2001 was $0.15 per share.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at April 30, 2002		Value of Unexercised in-the- Money Options/SARs at April 30, 2002(3)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Kevin R. Hanson, President and Chief Executive Officer	Nil	Nil	282,500(2)	Nil	$39,550	Nil
Brian Hanson, Chief Financial Officer and Corporate Secretary	Nil	Nil	20,000(2)	Nil	$2,800	Nil

(1)
“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2)
Shares issued on exercise of options prior to the Company completing a “Qualifying Transaction”, in accordance with Exchange Policies, must be deposited into escrow until the Exchange issues its final notice with respect to the Qualifying Transaction.

(3)	The closing price of the Company’s shares on the Exchange on April 30, 2002 was $0.29 per share.

Option and SAR Repricings

None of the options or SARs held by any Executive Officer have been repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company has granted the following incentive stock options to directors, officers and employees of the Company during the Company's most recently completed financial year:

Number Granted(1)	Exercise Price per Share	Date of Grant	Expiry Date
400,000	$0.15	August 27, 2001	August 27, 2006

(1)	Includes the number granted to Executive Officers previously disclosed.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Morgan & Company, Chartered Accountants, for reappointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the reappointment of Morgan & Company, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. Morgan & Company, Chartered Accountants, were first appointed as auditor of the Company on August 3, 2000.

Audit Committee

In accordance with the Company Act (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office

Kevin R. Hanson	Director, President and Chief Executive Officer

Terry M. Amisano	Director

Michael S. Weingarten	Director

OTHER MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia the 6th day of September, 2002.

ON BEHALF OF THE BOARD

(signed) “Kevin R. Hanson”
President and Chief Executive Officer

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 6th day of September, 2002.

“Kevin R. Hanson”	“Brian Hanson”
Kevin R. Hanson	Brian Hanson
President & Chief Executive Officer	Secretary and Chief Financial Officer

BROCKTON CAPITAL CORP.
(the “Company”)

PROXY

ANNUAL GENERAL MEETING
to be held on October 17, 2002

       THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY

I am the registered owner of common shares in the capital of the Company and I appoint Kevin R. Hanson, or, in this person’s absence, Terry M. Amisano or

[You may fill in the name of another person you wish to act for you; see note 1 at the end of this form.]

as my proxy to attend and act for me in respect of all the common shares registered in my name at the 2002 annual general meeting of the Company to be held on October 17, 2002 and at any and all adjournments of that meeting. Without limiting the general powers conferred by this proxy, I direct my proxy to vote as follows:

(1)	to fix the number of directors for the coming year at three:

VOTE FOR ( ) VOTE AGAINST ( )

(2)	to elect the following as directors:

Kevin R. Hanson VOTE FOR ( ) WITHHOLD VOTE ( )

Terry M. Amisano VOTE FOR ( ) WITHHOLD VOTE ( )

Michael S. Weingarten VOTE FOR ( ) WITHHOLD VOTE ( )
(3)
to appoint Morgan & Company, Chartered Accountants, as the Company's auditors to hold office until the close of the next annual general meeting and to authorize the directors to fix the remuneration paid to the auditors:

VOTE FOR ( ) WITHHOLD FROM VOTING FOR ( )

IF I HAVE NOT SPECIFIED THAT MY PROXY VOTE IN A PARTICULAR WAY, THEN I DIRECT MY PROXY TO VOTE FOR EACH RESOLUTION AND TO VOTE FOR THE NOMINATED DIRECTORS AND THE NAMED AUDITORS.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. I revoke any proxy previously given by me for use at the annual general meeting of the Company.

Date:	(Proxies must be dated)

Signature:

Please Print:

Name:

Address:

NOTES TO SHAREHOLDER COMPLETING THIS FORM

1	.
YOU HAVE THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS FORM TO ATTEND AND ACT FOR YOU AT THE MEETING. If you wish to exercise this right, you should strike out the names printed on this Proxy and insert the name of the person you wish to act for you at the meeting.

2	.
If you give a proxy and the instructions in it are certain, then the shares represented by the proxy will be voted on any poll in accordance with your instructions, and, where you specify a choice with respect to any matter to be acted on, the shares will be voted on any poll accordingly.

3	.	You or your attorney authorized in writing must date and sign this Proxy.

4	.	If you are a corporation, you must execute this Proxy under seal or by an officer or attorney authorized in writing.

5	.	This Proxy is valid for one year from its date.

6	.
You must deposit this proxy with Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8, nolater than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting, or adjournment thereof.